April 2, 2008
VIA COURIER
Kathleen Collins
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, DC 20549-4561

Re:	Corel Corporation Form 10-K for the Year Ended November 30, 2007 Filed February 8, 2008 File no. 000-20562
Dear Ms. Collins:
     This letter is in response to the letter received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 24, 2008 (the “Comment Letter”) regarding the above referenced Form 10-K of Corel Corporation (the “Registrant”) filed on February 8, 2008 (“the filing”).
     We are currently completing our first quarter filings for fiscal 2008 and kindly request an extension of time to respond to the Staff until April 21, 2008.
     If the Staff has any questions on any of the information set forth herein, please telephone the undersigned at (613) 728-0826 extension 1953.
Sincerely,

/s/ Doug McCollam
Doug McCollam
Chief Financial Officer